Exhibit 99.1

Mackenzie Valley Land and Water Board Approves Gahcho Kué Pioneer Land Use Permit

TORONTO, NEW YORK AND YELLOWKNIFE, NT, Dec. 3, 2013 /CNW/ - De Beers Canada Inc. and Mountain Province Diamonds (TSX: MPV, NYSE MKT: MDM) are pleased to announce that the Mackenzie Valley Land and Water Board has approved a pioneer Land Use Permit for the Gahcho Kué diamond mine. The pioneer Land Use Permit allows land-based site works to commence in preparation for deliveries planned for the 2014 winter road season.

Tony Guthrie, CEO of De Beers Canada, commented: "De Beers, as the Operator of the Gahcho Kué Project, extends its appreciation to the Mackenzie Land and Water Board for the efficient processing of the pioneer Land Use Permit application. Approval of the permit allows Gahcho Kué to position itself for the start of full construction pending the receipt of the full Land Use Permit and Water License expected in 2014. The construction and operational phases of Gahcho Kué will benefit the Canadian economy and local communities, creating new business and employment opportunities for residents of the Northwest Territories and continuing to build Canada's position as a premier diamond producer."

The scope of the planned pioneer site works conforms to the water use and waste disposal terms of the existing Type B Water License for the Gahcho Kué project.

Patrick Evans, Mountain Province President and CEO, added: "This represents an important milestone for the Gahcho Kué project. The shareholders of Mountain Province look forward to an efficient and timely completion of the remaining regulatory process in 2014, which is necessary to ensure the optimal development of the Gahcho Kué diamond mine".

Gahcho Kué will employ close to 700 people during the two years of construction and close to 400 people during its operational phase. The Gahcho Kué project life of mine is approximately 11 years in duration and will mine about 31 million tonnes of ore containing an estimated 49 million carats. These carats include an estimate of carats recovered below the bottom cut-off of the plant and therefore differ by a small amount to those reported in the 2013 Anglo American Annual Report.

Gahcho Kué is a joint venture between De Beers (51%) and Mountain Province Diamonds (49%) and is located 280 km northeast of Yellowknife, Northwest Territories.

The Gahcho Kué joint venture is also currently updating the 2010 Gahcho Kué feasibility study and expects to announce the results of an Optimization Study early in the New Year.

About De Beers Group of Companies

De Beers is a member of the Anglo American plc group. Established in 1888, De Beers is the world's leading diamond company with unrivalled expertise in the exploration, mining and marketing of diamonds. Together with its joint venture partners, De Beers employs more than 23,000 people (directly and as contractors) across the diamond pipeline, and is the world's largest diamond producer by value, with mining operations in Botswana, Canada, Namibia and South Africa. As part of the company's operating philosophy, the people of De Beers are committed to Living up to Diamonds by making a lasting contribution to the communities in which they live and work, and transforming natural resources into shared national wealth. For further information about De Beers visit www.debeersgroup.com.

About Mountain Province Diamonds

Mountain Province Diamonds discovered the first kimberlite at Kennady Lake in 1995 and in 1997 entered into a joint venture with Monopros, a subsidiary of De Beers. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located in Canada's Northwest Territories.  Gahcho Kué is the world's largest and richest new diamond mine development. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%. Further information is available at www.mountainprovince.com.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding Mountain Province's business. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Cathie Bolstad
Director, External & Corporate Affairs
De Beers
Tel:  (867) 766-7300

Patrick Evans
President and CEO
Mountain Province Diamonds
Tel:  (416) 361-3563

CO: Mountain Province Diamonds Inc.

CNW 13:34e 03-DEC-13